No Act

16004099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

1/4/16

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 22 2016
Washington, DC 20549

February 22, 2016

David S. Maltz
Duke Energy Corporation
david.maltz@duke-energy.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-22-16

Re: Duke Energy Corporation
Incoming letter dated January 4, 2016

Dear Mr. Maltz:

This is in response to your letter dated January 4, 2016 concerning the shareholder proposals submitted to Duke Energy by the Nathan Cummings Foundation, As You Sow, Everence Financial and Pax World Mutual Funds and by the Connecticut Retirement Plans and Trust Funds. We also have received a letter from the Nathan Cummings Foundation dated January 25, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Laura Campos
The Nathan Cummings Foundation
laura.campos@nathancummings.org

Donald Kirshbaum
State of Connecticut
Office of the Treasurer
donald.kirshbaum@ct.gov

February 22, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated January 4, 2016

The first proposal seeks a report assessing how Duke Energy is adapting, or could adapt, its business model to significantly increase deployment of distributed low-carbon electricity resources as a means to reduce societal greenhouse gas emissions and protect shareholder value. The second proposal requests that a board committee oversee a study of the potential future impact of changes in the electric utility industry, and prepare a report to shareholders which includes the company's plan on how to meet these challenges and protect shareholder value.

We are unable to concur in your view that Duke Energy may exclude the first proposal under rule 14a-8(i)(7). In our view, the proposal focuses on reducing greenhouse gas emissions. Accordingly, we do not believe that Duke Energy may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7).

There appears to be some basis for your view that Duke Energy may exclude the second proposal under rule 14a-8(i)(7), as relating to Duke Energy's ordinary business operations. In this regard, we note that the proposal relates to the products and services that the company offers. Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission of the second proposal upon which Duke Energy relies.

Sincerely,

Coy Garrison
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE · NATHAN · CUMMINGS · FOUNDATION

January 25, 2016

Via E-mail to Shareholderproposals@sec.gov

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Duke Energy Corporation to omit shareholder proposal submitted by the Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Nathan Cummings Foundation (the "Foundation") submitted a shareholder proposal (the "Proposal") to Duke Energy Corporation ("Duke" or the "Company"). The Proposal asks Duke, with board oversight, to analyze how it "is adapting (or could adapt) its business model to significantly increase deployment of distributed low-carbon electricity resources as a means to reduce societal greenhouse gas emissions and protect shareholder value."

By letter dated January 4, 2016, Duke stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2016 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Duke argues that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7), on the ground that the Proposal relates to Duke's ordinary business operations. Because the Proposal addresses the significant policy issue of greenhouse gas (GHG) emissions reduction and does not micromanage Duke, the Foundation respectfully asks that Duke's request for relief be denied.

Duke points to three aspects of the Proposal justifying exclusion on ordinary business grounds.

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

First, Duke claims that the Proposal addresses "which products and services" the Company should offer. Duke selectively quotes from the Proposal's resolved clause to highlight mentions of low-carbon electricity resources such as customer-sited solar, community solar and energy storage that pose a threat to the traditional centralized power distribution model. In a somewhat related argument, Duke argues that the Proposal deals with the Company's "technology choices," again pulling out isolated references from the Proposal.

It is true that the Staff has permitted exclusion on ordinary business grounds of certain proposals directing companies to offer particular products or make specific technology choices. For example, in Dominion Resources, Inc. (Feb. 19, 2014), cited by Duke, the Staff allowed exclusion of a proposal asking the company to develop options for its Green Power program to develop local renewable energy and give customers information about how to support renewable energy. The Staff reasoned that the proposal was concerned with the sale of particular products or services. (It is worth noting that the proponent did not argue that the proposal was concerned with GHG emissions reduction or climate change, despite a reference to GHG emissions in the whereas clauses.)

Contrary to Duke's claim, the fact that a proposal involves either products and services or choice of technology does not, by itself, end the analysis. Where references to such matters are part of a proposal addressing a significant policy issue, exclusion has not been permitted. The Staff has affirmed in numerous determinations that climate change, and efforts to reduce greenhouse gas emissions to slow the change in the earth's climate, constitute significant social policy issues. (E.g., First Energy (Mar. 4, 2015)) Here, the Proposal's resolved clause states upfront that Duke should assess how it is (or could be) increasing deployment of distributed low-carbon resources for the express purpose of reducing greenhouse gas emissions.

Earlier this month, the Staff rejected an ordinary business challenge very similar to Duke's in NorthWestern Corporation (Jan. 8, 2016). The proposal in NorthWestern was substantially similar to the Proposal, with nearly identical resolved clauses. The only difference, other than the company names, is that the Proposal asks Duke to assess how it is adapting its business model "to significantly increase deployment of distributed low-carbon electricity sources," while the NorthWestern proposal asked that company to assess how to "enable increased deployment" of such sources.

NorthWestern made both the "products and services" and "choice of technology" arguments offered by Duke. Without the benefit of a proponent response emphasizing the overriding purpose of the proposal, the Staff issued a determination declining to agree with NorthWestern, stating "In our view, the proposal focuses on reducing greenhouse gas emissions."

The NorthWestern determination was consistent with others rejecting ordinary business arguments, even where specific technologies or products and services are mentioned, when the proposals addressed the issue of climate change or greenhouse gas emissions reduction. In Dominion Resources, Inc. (Feb. 27, 2014), the proposal asked the company to report on the environmental and climate change impacts of using biomass as a renewable energy source. The Staff rejected Dominion's argument that the proposal addressed Dominion's choice of technologies or energy sources, finding that it dealt with the significant policy issue of climate change.

Duke tries to distinguish the recent determination in DTE Energy Company (Jan. 26, 2015), in which the Staff declined to allow exclusion on ordinary business grounds of a proposal very similar to the Proposal. Duke points to the fact that the Proposal's supporting statement includes more discussion of the Company's energy sources and its whereas clauses include less material on climate change. Because climate change has been raised in shareholder proposals for many years, shareholders are now aware of the factual background regarding climate change and the measures that will be necessary to prevent catastrophic developments. That the Proposal does not recite that factual background again does not mean that the Proposal does not address the significant policy issue of GHG emissions reduction.

Duke also contends that the Proposal tries to micromanage the Company's business by dictating its choice of energy sources. But it does no such thing. The Proposal does not direct Duke to adopt a particular source or sources, but instead requests an analysis and report to shareholders. Thus, Duke could implement the Proposal without making a single change to its mix of energy sources.

In that way, it is less directive than other proposals where exclusion on ordinary business grounds was not permitted. For example, in Great Plains Energy Inc. (Feb. 5, 2015), the proposal urged the company to "adopt quantitative, time bound, carbon dioxide reduction goals" and report on "its plans to achieve the carbon reduction goals it sets." Much like Duke does here, Great Plains argued that the proposal micromanaged the company because it infringed on management's ability to choose which energy sources to use. The Staff disagreed and declined to grant relief. It is noteworthy that the micromanagement argument was rejected even though adopting specific GHG emission reduction goals would be more likely to affect a utility's mix of energy sources than issuing an analysis of how one might deploy more distributed low-carbon energy sources.

Nor is the Proposal narrowly focused on one or two specific energy sources; instead, the Proposal asks that Duke's analysis consider possibilities that are described generically in the resolved clause as "distributed low-carbon electricity resources." The supporting statement provides six examples of possible sources and contemplates that Duke's analysis could include "other applicable resources to be determined by management." The wide latitude afforded to Duke management in conducting the analysis undermines a claim of micromanagement. (See DTE Energy

Company (Jan. 26, 2015)(declining to agree that a proposal with a nearly-identical resolved clause to the Proposal impermissibly micromanaged the company))

For the reasons set forth above, the Foundation respectfully asks that Duke's request for no-action relief be denied.

* * * *

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

L. Campos

Laura Campos
Director of Shareholder Activities

cc: David S. Maltz
Vice President, Legal and Assistant Corporate Secretary
Duke Energy Corporation

DUKE ENERGY.

David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

550 S. Tryon Street
Charlotte, NC 28202

Mailing Address
Mail Code DEC45A/ P.O. Box 1321
Charlotte, NC 28201

o 704 382 3477
f 980 373.5201

david.maltz@duke-energy.com

January 4, 2016

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted By The Nathan Cummings Foundation (the "Cummings Foundation") with As You Sow, Everence Financial and Pax World Mutual Funds as Co-Filers
Omission of Shareholder Proposal Submitted By Connecticut Retirement Plans and Trust Funds ("CRPTF")

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Duke Energy Corporation (the "Company") requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") will not recommend any enforcement action if the Company omits from its proxy solicitation materials ("Proxy Materials") for its 2016 Annual Meeting of Shareholders (the "2016 Annual Meeting") the proposals submitted to the Company by the Cummings Foundation, with As You Sow, Everence Financial and Pax World Mutual Funds as Co-Filers, on November 19, 2105 (the "Cummings Foundation Proposal") and CRPTF on November 23, 2015 (the "CRPTF Proposal," and together with the Cummings Foundation Proposal, the "Proposals"). The Cummings Foundation, As You Sow, Everence Financial, Pax World Mutual Funds and CRPTF are collectively referred to herein as the ("Proponents").

This letter provides an explanation of why the Company believes that it may exclude the Proposals and includes the attachments required by Rule 14a-8(j). In accordance with *Staff Legal Bulletin* No. 14D (Nov. 7, 2008), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. A copy of this letter and its attachments are also being sent on this date to each Proponent in accordance with Rule 14-8(j), informing each Proponent of the Company's intention to omit the Proposals from the 2016 Annual Meeting Proxy Materials. We also wish to take this opportunity to inform the Proponents that if either Proponent submits additional correspondence to the Staff with respect to their Proposal, a copy of that correspondence should also be furnished to the Company, addressed to the undersigned, pursuant to Exchange Act Rule 14a-8(k). This letter is being submitted not less than 80 days before the filing of the Company's 2016 Annual Meeting Proxy Materials, which the Company intends to file on or around March 24, 2016.

THE PROPOSALS

The Cummings Foundation Proposal

The Cummings Foundation Proposal states:

> **Resolved:** With board oversight, assess how Duke Energy is adapting (or could adapt) its business model to significantly increase deployment of distributed low-carbon electricity resources as a means to reduce societal greenhouse gas emissions and protect shareholder value, and report to shareholders (at reasonable cost and omitting proprietary information) by September 2016.
>
> **Supporting Statement:** We recommend Duke Energy assess revenue models for significantly increased deployment of distributed low-carbon electricity resources for commercial, industrial and residential customers including, but not limited to: customer-sited solar, community solar, energy efficiency, energy storage, demand response, electric car charging stations and / or other applicable resources to be determined by management.

A copy of the Cummings Foundation Proposal and related correspondence is attached hereto as Exhibit A.

The CRPTF Proposal

The CRPTF Proposal states:

> **Resolved:** Shareholders request that a committee of the Board of Directors oversee a study of the potential future impact of changes in the electric utility industry, and prepare a report to shareholders which includes the company's plan on how to meet these challenges and protect shareholder value. The report to shareholders should be prepared at reasonable cost, omitting proprietary information, and be completed by September 1st, 2016.

A copy of the CRPTF Proposal and related correspondence is attached hereto as Exhibit B.

REASONS FOR EXCLUSION OF PROPOSALS

1. Rule 14a-8(i)(7)

The Company believes that the Proposals may be properly omitted pursuant to Rule 14a-8(i)(7) because they each deal with a matter relating to the ordinary business of the Company.

2. Rule 14a-8(i)(11)

In the event that the Staff does not concur with the Company's view that the Proposals may be excluded pursuant to Rule 14a-8(i)(7) as matters relating to the Company's ordinary business, the Company believes that the CRPTF Proposal may be properly omitted pursuant to Rule 14a-8(i)(11) because the CRPTF Proposal is substantially duplicative of the Cummings Foundation Proposal, which was submitted to the Company prior to the CRPTF Proposal and will be included in the Company's Proxy Materials for the 2016 Annual Meeting to the extent that the Staff does not concur with the Company that it may be excluded pursuant to Rule 14a-8(i)(7).

DISCUSSION

1. The Company may omit the Proposals pursuant to Rule 14a-8(i)(7) because they deal with matters relating to the Company's ordinary business operations.

a. Background.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Staff stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) *("1998 Release").*

A shareholder proposal involves "ordinary business" when it relates to matters that are so fundamental to management's ability to run the company on a day-to-day basis that, as a practical matter, they are not appropriate for shareholder oversight. *See id.* The Staff has also stated that a proposal should not attempt to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See id.* (citing *Exchange Act Release No. 34-12999* (Nov. 22, 1976)).

Further, in order to constitute ordinary business, the proposal must not involve a significant social policy issue that would override its ordinary business subject matter. *See id.* Where the Staff finds a significant social policy issue to exist, the SEC has stated that such proposals may "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id.* The Staff considers "both the proposal and the supporting statement as a whole" in determining whether a significant social policy issue exists. (*Staff Legal Bulletin No. 14C* (June 28, 2005) ("*SLB 14C*")). Although the Staff has found certain environmental issues to constitute significant social policy issues, the reference to an environmental issue within a proposal is not determinative of its excludability. *See id.*; *see also, Papa John's International, Inc.* (Feb. 13, 2015) (proposal encouraging the company to expand its menu offerings to include vegan options "in order to advance animal welfare [and] reduce its ecological footprint" among other items did not focus on a significant policy issue and was excludable as relating to the company's ordinary business operations (e.g., products offered for sale) under 14a-8(i)(7)); *FirstEnergy Corp.* (Mar. 7, 2013) (proposal requesting the company to "adopt strategies and quantitative goals to reduce the company's impacts on, and risks to, water quantity and quality" involved ordinary business operations under Rule 14a-8(i)(7) and did "not focus on a significant social policy issue"); and *Exxon Mobil Corporation* (Mar. 6, 2012) (proposal addressing the "environmental, social, and economic challenges" associated with oil sands was found not to focus on a significant policy issue and was excludable under Rule 14a-8(i)(7)).

Also, the fact that a shareholder proposal requests a report on areas of risk facing a company does not prevent exclusion of the proposal if the underlying subject matter relates to ordinary business. Where a proposal relates to the assessment of risks, the Staff has stated "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk . . . ." (*Staff Legal Bulletin No. 14E* (Oct. 27, 2009))

For the reasons set forth below, we believe that both Proposals may be excluded pursuant to Rule 14a-8(i)(7).

b. The Cummings Foundation Proposal

The Cummings Foundation Proposal relates to Company decisions surrounding which products and services to offer. The Cummings Foundation Proposal requests a report from the Company regarding the products and services that should be offered to its "commercial, industrial and residential customers." Specifically, the proposal requests the Company to assess how it is "adapting (or could adapt) its business model to significantly increase deployment of distributed low-carbon electricity resources," to be accomplished through the assessment of "revenue models . . . including . . . customer-sited solar, community solar, energy efficiency, energy storage, demand response, electric car charging stations . . . ."

The Staff has long held that proposals involving the products and services that a company offers relate to its ordinary business operations and are excludable pursuant to Rule 14a-8(i)(7). For instance, in *Dominion Resources, Inc.* (Feb. 19, 2014) ("*Dominion 2014-2*"), the Staff found a proposal that requested the company to appoint a committee to develop changes to its Green Power program, including the development of local renewable energy, provision of financial and energy generation information to customers and/or provision of other ways customers could support renewable energy development, to be excludable pursuant to Rule 14a-8(i)(7), noting that the "proposal relates to the products and services that the company offers." Likewise, the Staff agreed with the exclusion of a proposal pursuant to Rule 14a-8(i)(7) in *Pepco Holdings, Inc.* (Feb. 18, 2011) ("*Pepco*") where the proposal requested the company to "study, implement, and pursue the solar market as a means of increasing earnings and profits" and provide a report describing "the market opportunities for non-commercial renewable solar power." Again, the Staff noted that the "proposal relates to the products and services offered for sale by the company." *Id.; see also, Dominion Resources, Inc.* (Feb. 22, 2011) ("*Dominion 2011-1*") (proposal requesting that customers have the option to directly purchase electricity generated from renewable energy by 2012 found to relate to the company's provision of "products and services" and was excludable pursuant to Rule 14a-8(i)(7)) and *Dominion Resources, Inc.* (Feb. 3, 2011) ("*Dominion 2011-2*") (proposal seeking company provision of financing for installation of rooftop solar and wind generation units found to relate to the company's "products and services" and was excludable under Rule 14a-8(i)(7)).

Similar to the proposals described above that related to the offer of products and services by a company, the Cummings Foundation Proposal, when read as whole, relates to ordinary business decisions of the Company involving which products and services to offer its customers. The "low-carbon electricity resources" to be assessed for sale to commercial, industrial and residential customers" are expressly called out - "customer-sited solar, community solar, energy efficiency, energy storage, demand response, [and] electric car charging stations . . . ." Further, the proposal specifically recommends that the Company consider the revenue models associated with the foregoing types of electricity generation. In seeking a report regarding the assessment of revenue models associated with various "distributed low-carbon electricity resources," the Cummings Foundation Proposal seeks to inject shareholder oversight into decisions regarding which products and services the Company should offer to which customers. Such decisions are most appropriately left to management.

The emphasis of the proposal on which products and services to offer is further seen through the following statements:

> "the rapidly declining costs of solar power and energy storage technologies"
>
> "that solar systems and batteries would cause a huge disruption in the energy industry"
>
> a prediction that "total solar photovoltaic (PV) power costs will reach parity with average electricity prices (grid parity) in 36 U.S. states as soon as 2017"
>
> "a proactive regulatory response to distributed generation is credit positive as it gives utilities improved rate designs and helps in the long-term planning for their infrastructure"
>
> "Utilities that proactively engage with their customers to accommodate distributed generation – even participate in the market themselves- limit their risk and stand to benefit the most"

As shown above, the thrust of the proposal focuses on the Company's consideration of which distributed low-carbon electricity sources to offer. We consequently believe that the Cummings Foundation Proposal is therefore excludable pursuant to Rule 14a-8(i)(7) as it involves decisions regarding the Company's product and service mix - decisions which are most appropriate for management who have the experience, training and resources to evaluate product markets and customer needs.

The Cummings Foundation Proposal relates to the Company's technology choices. The Cummings Foundation Proposal is also excludable pursuant to Rule 14a-8(i)(7) because it relates to which technologies the Company chooses to use. Specifically, the Cummings Foundation

Proposal asks the Company to assess revenue models associated with various models of electricity generation and provision such as solar panels (i.e., "customer-sited" solar), energy storage and electric car charging stations.

The Staff has previously found that proposals relating to a company's choice of technologies fall under the ordinary business exception found in Rule 14a-8(i)(7). For instance, in *Dominion Resources, Inc.* (Feb. 14, 2014) ("*Dominion 2014-3*"), a proposal that requested the company's board to appoint a team to review the risks associated with developing solar generation and report on those risks and the benefits of increased solar generation was found to relate to the company's ordinary business operations – specifically "the company's choice of technologies for use in its operations" – and was excludable pursuant to Rule 14a-8(i)(7). The Staff in *FirstEnergy Corp.* (Mar. 8, 2013) also found a proposal to relate to the company's choice of technologies, and thus be excludable pursuant to Rule 14a-8(i)(7), where the proposal requested a report regarding the Company's actions to diversify its energy resources to include energy efficiency and renewable energy sources. *See also AT&T Inc.* (Feb. 13, 2012) ("*AT&T*") (proposal that requested a report disclosing company actions being taken in connection with electrically inefficient set-top boxes and the development of more energy efficient ones was excludable under Rule 14a-8(i)(7)).

With the addition of the "Supporting Statement," the Cummings Foundation Proposal, when read as a whole, expressly deals with the Company's choice of technologies – particularly its development of solar technology. As shown above, the Staff has routinely found that proposals concerning a company's choice of technologies for use in its operations are generally excludable under Rule 14a-8(i)(7). For these reasons, we believe that the Cummings Foundation Proposal is excludable under Rule 14a-8(i)(7) as relating to the company's choice of technology.

The Cummings Foundation Proposal impermissibly seeks to micro-manage the Company's business. In the *1998 Release*, the SEC indicated that it considers "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Cummings Foundation Proposal involves a highly complex and core business issue – namely, the Company's choice of energy sources used to supply electrical power. Although styled as a request for a report, the proposal read as a whole makes clear that the goal of the proponent is for the Company to alter its energy mix and rely more heavily on solar energy and similar technologies. This goal is made clear through statements such as

> "UBS projected that solar systems and batteries would cause a huge disruption in the energy industry . . . ."
>
> "Utilities that proactively engage with their customers to accommodate distributed generation [(e.g., solar power)] – and even participate in the market themselves – limit their risk and stand to benefit the most."
>
> "[D]istributed energy resources and renewables currently account for only a tiny portion of Duke Energy's generation capacity."

> "We recommend Duke Energy assess revenue models for significantly increased deployment of distributed low-carbon electricity resources . . . including . . . customer-sited solar [and] community solar . . . ."

As disclosed in its SEC filings, the Company is actively engaging in the development of alternative energy sources. The Commercial Power sector of the Company builds, develops and operates wind and solar renewable-generation and energy transmission projects throughout the continental United States. Such projects are designed to increase reliability, integrate renewables generation and relieve grid congestion. The Commercial Power renewables business is a significant component of the Company's growth strategy. Renewable projects enable the Company to respond to customer interest in clean technology while increasing diversity in the Company's generation portfolio. The Company's portfolio of wind and solar is expected to continue growing in the coming years as the Company anticipates that it will deploy between $1 billion and $2 billion in the short-term for renewable energy projects.

Decisions regarding the mix of the Company's energy sources involve consideration of multiple and complex factors. Such decisions relate to operational and business matters that require the judgment of Company management, who possess the skills and resources to make informed decisions. For the foregoing reasons, we believe that the decisions relating to the mix of the Company's energy sources going forward, as requested by the Cummings Foundation Proposal, are best determined by management and are not appropriate for shareholder oversight.

The Cummings Foundation Proposal May Be Distinguished From DTE Energy Company (Jan. 26, 2015) ("DTE"). We are aware that the Cummings Foundation Proposal contains certain language that is substantially similar to that found in a proposal previously submitted to DTE Energy Company. In *DTE*, the Staff determined that the proposal related to "reducing greenhouse gas emissions" and was not excludable from the company's proxy materials as a matter of ordinary business. However, unlike *DTE*, the Cummings Foundation Proposal contains an additional "Supporting Statement" that significantly changes the focus of the proposal from the overall reduction of greenhouse gas ("GHG") emissions to the Company's development of competitive products, services and technologies.

The "Supporting Statement," which was not present in *DTE*, specifically calls for the Company to "assess *revenue models* . . . for commercial, industrial and residential customers including . . . *customer-sited solar, community solar, energy efficiency, energy storage, demand response, electric car charging stations* . . . ." (Emphasis added) The "Whereas" paragraphs preceding the resolution also emphasize the proponent's focus on the Company's choice of energy sources – these paragraphs specifically address:

> "[T]he rapidly declining costs of *solar power and energy storage tech*nologies." (Emphasis added)
>
> A UBS report projecting "that *solar systems and batteries* would cause a huge disruption in the energy industry." (Emphasis added)
>
> The purchasing of *solar power* by "Walmart, Kohl's Apple, IKEA, and Costco."

Other utility companies that are "already capitalizing on providing *distributed solar generation and energy efficiency services*." (Emphasis added)

The fact that "renewables currently account for only a tiny portion of Duke Energy's generation capacity."

Although some of the information listed above was also included in *DTE*, certain information emphasizing GHG emission reduction has been removed or rephrased, taking the emphasis off GHG emission reduction generally and placing it on specific technologies that the Company may choose to offer. For instance, unlike *DTE*, the Cummings Foundation Proposal does not include a statement regarding estimates of how much emissions must decrease to stabilize global temperatures. Further, a statement found in both proposals regarding new U.S. EPA guidelines is coupled with a new, additional statement in the Cummings Foundation Proposal that "[r]renewable energy and energy efficiency are expected to be key components" in meeting such guidelines.

The Company believes that when the resolution is read in connection with the "Supporting Statement" (language <u>not</u> found in *DTE*) and the "Whereas" paragraphs (which have been modified from those found in *DTE*), the Cummings Foundation Proposal relates to a matter of ordinary business for the reasons set forth herein and is therefore excludable from the Proxy Materials for the 2016 Annual Meeting.

Although the Cummings Foundation Proposal references GHG emissions, such reference does not transcend the ordinary business nature of the proposal. The Staff has stated that if "a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operation that may adversely affect the environment, . . . there is a basis" for exclusion of the proposal under Rule 14a-8(i)(7). *SLB 14C*. We note that in *Dominion Resources, Inc.* (Feb. 27, 2014) ("*Dominion 2014-1*") the Staff declined to concur that a proposal seeking a report on the climate change impacts of the company's use of biomass energy sources could be excluded, finding that the proposal "focused on the significant policy issue of climate change." Unlike *Dominion 2014-1*, the Cummings Foundation Proposal, does not focus on climate change but on the Company's choice of technologies. The proposal in *Dominion 2014-1* was specifically concerned that biomass power plants could emit more CO_2 emissions than coal-fired power plants, negatively impacting climate change. The requested report did not seek the assessment of revenue models associated with different forms of alternative energy resources or otherwise probe into the mix of Dominion Resource's technology like the Cummings Foundation Proposal does.

When read as a whole, the Cummings Foundation Proposal seeks an assessment of various technologies that the Company may employ to protect shareholder value in what the proponent perceives as the changing landscape of electric utility generation. The adverse impact on the environment created by choosing one technology over another is a by-product of the proposal and not its central theme.

Conclusion. For the reasons stated above, we respectfully submit that the Cummings Foundation Proposal constitutes a matter of ordinary business that is not appropriate for shareholder oversight and should therefore be excluded from the Company's Proxy Materials for the 2016 Annual Meeting pursuant to Rule 14a-8(i)(7).

c. The CRPTF Proposal

The CRPTF Proposal relates to Company decisions surrounding which products and services to offer. The CRPTF Proposal requests a report from the Company regarding its plan to meet perceived changes in the electric utility industry being brought about by distributed generation (e.g., solar energy) and new energy efficiencies. Such plan fundamentally involves complex decisions regarding the products and services the Company offers in the future. The Staff has long held that proposals involving the products and services that a company offers relate to its ordinary business operations and are excludable pursuant to Rule 14a-8(i)(7). *See Dominion 2014-2*; *Dominion 2011-1*; *Pepco*; and *Dominion 2011-2*.

The CRPTF Proposal expressly deals with which products and services the Company should offer going forward:

> "Distributed generation of electricity [(e.g., solar energy)] is expanding."
>
> "Residential rooftop solar is expanding rapidly as costs for solar panels decrease . . . ."
>
> "Non-utility companies are entering the market of providing energy efficiency services."
>
> "[E]lectric companies will need to rethink not just their roles and business models, but also their service and product offerings and approaches to customer engagement."
>
> "[Shareholders] are concerned that our company's generating facilities – both current and planned – may not be able to be used full capacity in the future due to decreased demand."
>
> "Shareholders are also concerned that business opportunities for our company – both in distributed generation [(e.g., solar power)] and energy efficiency – are facing competition . . . ."

As shown above, the thrust of the proposal focuses on the Company's consideration of which alternative energy sources to offer. We consequently believe that the CRPTF Proposal is therefore excludable pursuant to Rule 14a-8(i)(7) as it involves decisions regarding the Company's product and service mix - decisions which are most appropriate for management who have the experience, training and resources to evaluate product markets and customer needs.

The CRPTF Proposal relates to the Company's choice of technology. As discussed above, the Staff has previously found that proposals concerning "a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)." *See FirstEnergy* (Staff concurred in the exclusion of a proposal under Rule 14a-8(i)(7) as impermissibly relating to the company's choice of technology where the proposal requested a report describing the company's plan to develop solar electricity and the benefits associated therewith). *See* also *Dominion 2014-3* and *AT&T*.

Similar to the above proposals that the Staff found excludable under Rule 14a-8(i)(7) as dealing with a company's choice of technologies, the CRPTF Proposal focuses on the Company's development of solar electricity generation. This can be seen through multiple statements throughout the CRPTF Proposal that address the proponent's concern over the Company's ability to develop and deploy distributed generation technologies – namely, solar energy. For instance, the proponent references:

> the "reducing demand for centrally generated electricity . . . ."
>
> "Distributed generation of electricity [(e.g., solar energy)] is expanding. Residential rooftop solar is expanding rapidly . . . ."
>
> "Shareholders of Duke Energy are concerned about the accelerating impact of distributed energy generation [(e.g., solar energy)] . . . and how it may affect our company's revenue."
>
> "Shareholders are also concerned that business opportunities for our company . . . in distributed generation [(e.g., solar energy)] . . . are facing competition . . . ."

Given the CRPTF Proposal's focus on the development of distributed generation technologies – specifically solar power – we believe that the Company may exclude the CRPTF Proposal from the Proxy Materials for the 2016 Annual Meeting pursuant to Rule 14a-8(i)(7) because it relates to the Company's choice of technologies in its operations.

The CRPTF Proposal impermissibly seeks to micro-manage the Company's business. In evaluating whether a proposal is excludable under Rule 14a-8(i)(7), the SEC has stated that it also considers "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *1998 Release* Through the CPRTF Proposal, the proponent seeks to insert shareholders, as a group, into decisions surrounding the Company's mix of energy sources, which is part of its day-to-day business operations. Although styled as a request for a report, the proposal read as a whole makes clear that the goal of the proponent is for the Company to alter its energy mix and rely more heavily on solar energy. This goal is made clear through statements such as

> "Distributed generation of electricity [(e.g., solar energy)] is expanding."
>
> "Major corporations . . . are aggressively increasing their production and use of renewable energy . . . ."
>
> ""Shareholders . . . are concerned about the accelerating impact of distributed energy [(e.g., solar energy)] . . . . and that business opportunities for our company – both in

distributed generation [(e.g., solar energy)] and in energy efficiency – are facing competition from major national corporations."

As disclosed in its SEC filings, the Company is actively engaging in the development of alternative energy sources. The Commercial Power sector of the Company builds, develops and operates wind and solar renewable-generation and energy transmission projects throughout the continental United States. Such projects are designed to increase reliability, integrate renewables generation and relieve grid congestion. The Commercial Power renewables business is a significant component of the Company's growth strategy. Renewable projects enable the Company to respond to customer interest in clean technology while increasing diversity in the Company's generation portfolio. The Company's portfolio of wind and solar is expected to continue growing in the coming years as the Company anticipates that it will deploy between $1 billion and $2 billion in the short-term for renewable energy projects.

Decisions regarding which energy technologies to implement, increase and/or decrease, as well as the mix of energy sources to employ, involve consideration of multiple and complex factors. Such decisions relate to operational and business matters and require the judgment of Company management, who possess the skills and resources to make informed decisions. For the foregoing reasons, we believe that any decisions regarding the "company's plan on how to meet these challenges [(i.e., "changes in the electric utility industry" favoring solar power)] are best determined by management given their complex nature and are not appropriate for shareholder oversight.

Although the CRPTF Proposal mentions alternative sources of energy, it is not concerned with an environmental social policy issue. Instead, it focuses on how the Company will protect shareholder value in light of changes in the electric utility industry. The Staff has stated that if "a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operation that may adversely affect the environment, . . . there is a basis" for exclusion of the proposal under Rule 14a-8(i)(7). *SLB 14C*. The CRPTF Proposal does not mention any specific environmental issues and instead focuses on perceived changes in the electric utility industry being brought about by solar and other renewable energy sources and how such changes could affect shareholder value. Therefore, we do not believe that any overriding social policy issue exists.

Conclusion. For the reasons stated above, we respectfully submit that the CRPTF Proposal constitutes a matter of ordinary business that is not appropriate for shareholder oversight and should therefore be excluded from the Company's Proxy Materials for the 2016 Annual Meeting pursuant to Rule 14a-8(i)(7).

2. In the event that the Staff does not concur with the Company's view that the Cummings Foundation Proposal may be excluded for the reasons set forth above, the Company also believes that the CRPTF Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of the Cummings Foundation Proposal.

Background. Rule 14a-8(i)(11) allows a company to exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy statement for the same meeting." The purpose of this exclusion is to avoid having shareholders be presented with multiple proposals that are substantially identical. *See Release No. 34-12598* (July 7, 1976). The CRPTF Proposal is substantially the same as the Cummings Foundation Proposal, which was received by the Company on November 19, 2015, a date prior to receipt of the CRPTF Proposal. In the event that the Staff does not concur with the Company's view that the Cummings Foundation Proposal may be excluded pursuant to Rule 14a-8(i)(7) for the reasons set forth above, the Cummings Foundation Proposal will be included in the Proxy Materials for the 2016 Annual Meeting.

Comparison of the Proposals. The CRPTF Proposal requests that "a committee of the Board of Directors oversee a study of the *potential future impact of changes in the electric utility industry*, and prepare a report to shareholders which includes the company's plan on how to meet these challenges and *protect shareholder value*." (Emphasis added)

Additionally, the CRPTF Proposal notes the following as support:

> "Residential rooftop *solar is expanding rapidly* as costs for solar panels decrease and companies such as Solar City and First Solar are expanding their businesses." (Emphasis added)
>
> "*Major corporations such as Apple, Google, Wal-Mart, Proctor and Gamble, and IKEA* are aggressively increasing their production and use of renewable energy and reducing the electricity they are purchasing from electric utilities . . . . To address the threat of climate change *more than half of Fortune 100 companies have set renewable energy or greenhouse gas reduction goals*." (Emphasis added)
>
> "According to a *PwC report*: 'In defining *future business models*, utilities need to understand and challenge their company's purpose and positioning in tomorrow's markets.'" (Emphasis added)
>
> "Shareholders are also concerned that business opportunities for our company – both in *distributed generation and in energy efficiency* – are facing competition." (Emphasis added)

Like the CRPTF Proposal, the Cummings Foundation Proposal requests a report to shareholders by September 2016 discussing how the Company plans to adapt to alternative energy sources and protect shareholder value in light of such changes. Specifically, the Cummings Foundation Proposal requests

> With board oversight, *assess how Duke Energy is adapting (or could adapt) its business model to significantly increase deployment of distributed low-carbon electricity resources* as a means to reduce societal greenhouse gas emissions and *protect shareholder value*, and report to shareholders (at reasonable cost and omitting proprietary information) by September 2016.

(Emphasis added)

Additionally, the CRPTF Proposal and the Cummings Foundation Proposal provide virtually identical reasons for the proposal in their "Whereas" clauses. Among other items, the Cummings

Foundation Proposal notes the following items, all of which are also addressed in the CRPTF Proposal:

> "Barclays downgraded bonds for the entire U.S. electric utility sector due to *risks posed by the rapidly declining costs of solar power* . . . [and] UBS projected that *solar systems and batteries would cause a huge disruption in the energy industry.*" (Emphasis added)
>
> "*60 percent of Fortune 100 companies have set renewable energy, energy efficiency, and/or greenhouse gas reduction targets.* The country's 25 largest corporate solar buyers, *including Walmart, Kohl's, Apple, IKEA, and Costco*, have now deployed over 445 MW of solar." (Emphasis added)
>
> "*A PricewaterhouseCoopers survey* recently found that 94% of electric power industry representatives predict that *the power utility business model* will be either completely transformed or significantly changed by 2030." (Emphasis added)

According to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same principal focus and thrust. *See, e.g., Duke Energy Corp.* (Jan. 24, 2014); *The Goldman Sachs Group, Inc.* (Mar. 14, 2012); *The Home Depot, Inc.* (Feb. 28, 2005); *Bank of America Corp.* (Feb. 25, 2005); *Pacific Gas and Electric Co.* (Feb. 1, 1993). As noted by the italics in these Proposals above, the language used in each Proposal is extremely similar and certainly presents the same principal focus and thrust. The focus of both Proposals is the analysis and preparation of a report to shareholders outlining changes in the Company's industry due to new sources of energy and how the Company can adjust its business model to protect shareholder value. Notably, both Proposals:

> (a) discuss emerging solar energy technologies;
>
> (b) discuss efforts made by Fortune 100 companies (with both proposals specifically listing Apple, IKEA, and Wal-Mart) to increase use of renewable energy;
>
> (c) cite a PricewaterhouseCoopers report about disruption to the business models of electric power utilities; and
>
> (d) discuss trends in distributed energy resources and greenhouse gas emissions that threaten the Company's ability to deliver results to shareholders.

Although the "Resolved" statements of the Proposals vary slightly in wording, with the Cummings Foundation Proposal calling in part on the requested report to address "low-carbon electricity resources as a means to reduce societal greenhouse gas emissions" and the CRPTF Proposal requesting in part a report on the "impact of changes in the electric utility industry," it is clear from the paragraphs of the CRPTF Proposal preceding the "Resolved" that "the impact of changes in the electric utility industry" is specifically referring to alternative energy sources (i.e., low-carbon sources) that are being sought out in efforts to increase energy efficiency and reduce greenhouse gas emissions. The Staff has long held that the test for substantially duplicative proposals is not whether the proposals are identical; rather, as stated above, whether the proposals present the same principal focus and thrust. *See, e.g., Duke Energy Corp.* (Jan. 24, 2014); *The Goldman Sachs Group, Inc.* (Mar. 14, 2012); *The Home Depot, Inc.* (Feb. 28, 2005);

Bank of America Corp. (Feb. 25, 2005); *Pacific Gas and Electric Co.* (Feb. 1, 1993). As discussed above, the subject matter of both proposals is the same, and both proposals reference virtually identical concerns in support of the requested report.

When a company receives substantially identical proposals, Rule 14a-8(i)(11) allows exclusion of the subsequently submitted proposal, so long as the company includes in its proxy materials the first proposal received. *See TCF Financial Corporation* (Feb. 13, 2015); *Great Lakes Chemical Corp.* (Mar. 2, 1998); *Pacific Gas and Electric Co.* (Feb. 1, 1993). In this case, the Company received the Cummings Foundation Proposal first, on November 19, 2015. In the event that the Staff does not concur with the Company's view that the Cummings Foundation Proposal is excludable pursuant to Rule 14a-8(i)(7) as discussed above, the Company intends to include the Cummings Foundation Proposal in its 2016 Annual Meeting Proxy Materials. We therefore request that the Staff concur in such event that the CRPTF Proposal may properly be excluded from the Company's 2016 Annual Meeting Proxy Materials because the CRPTF Proposal is substantially duplicative of the Cummings Foundation Proposal pursuant to Rule 14a-8(i)(11).

Conclusion. In the event that the Staff does not concur with the Company's view that the Cummings Foundation Proposal is excludable pursuant to Rule 14a-8(i)(7) as discussed above, the Company intends to include the Cummings Foundation Proposal in its 2016 Annual Meeting Proxy Materials. In such case, the Company believes that the CRPTF Proposal is excludable pursuant to Rule 14a-8(i)(11) because the CRPTF Proposal is substantially duplicative of the Cummings Foundation Proposal.

CONCLUSION

On the basis of the foregoing, the Company respectfully requests that the that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposals from its Proxy Materials for the 2016 Annual Meeting. If the Staff does not concur with the Company's positions, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. In such case, or if you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,

David S. Maltz

CC: Julia S. Janson, Executive Vice President, Chief Legal Officer and Corporate Secretary
Laura Campos, Director of Shareholder Activities, The Nathan Cummings Foundation
Amelia Timber, Energy Program Manager, As You Sow
Greg Hasevlat, Pax World Mutual Funds
Chris C. Meyer, Stewardship Investing Research Specialist, Everence Financial and the Praxis Mutual Funds
Donald Kirshbaum, State of Connecticut, Office of the Treasurer

EXHIBIT A

THE · NATHAN · CUMMINGS · FOUNDATION

November 19, 2015

Ms. Julie S. Janson
Corporate Secretary
Duke Energy Corporation
550 S. Tryon Street, 48th Floor
Charlotte, NC 28201-1414

Dear Ms. Janson:

The Nathan Cummings Foundation (NCF) is an endowed institution with approximately $440 million of investments. As a funder, NCF seeks to address climate change as a consequence of progress in human development and economic prosperity. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues like climate change has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Duke Energy Corporation's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. The Nathan Cummings Foundation is the primary sponsor of this proposal.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Duke Energy's stock. Verification of this ownership, provided by our custodian, Amalgamated Bank, is included herewith. We have continuously held over $2,000 worth of these shares of Duke Energy Corporation stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about the Foundation's submission of this resolution, please contact me at (212) 787-7300. Thank you for your time.

Sincerely,

L. Campos

Laura Campos
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

Whereas:
In May 2014, Barclays downgraded bonds for the entire U.S. electric utility sector due to risks posed by the rapidly declining costs of solar power and energy storage technologies. Later the same year, a report by UBS projected that solar systems and batteries would cause a huge disruption in the energy industry, going so far as to say that, "Large-scale power stations could be on a path to extinction." (Available at https://neo.ubs.com/shared/d1Q20lDOUv) More recently, Deutsche Bank predicted total solar photovoltaic (PV) power costs will reach parity with average electricity prices (grid parity) in 36 U.S. states as soon as 2017.

Forty-three percent of Fortune 500 and 60 percent of Fortune 100 companies have set renewable energy, energy efficiency, and/or greenhouse gas reduction targets. The country's 25 largest corporate solar buyers, including Walmart, Kohl's, Apple, IKEA, and Costco, have now deployed over 445 MW of solar. The U.S. EPA recently released its final Clean Power Plan, which will require states to achieve GHG reductions of 32% on average nationwide (from 2005 levels). Renewable energy and energy efficiency are expected to be key components of compliance plans.

Developments like these portend change for the industry. A PricewaterhouseCoopers survey recently found that 94% of electric power industry representatives predict that the power utility business model will be either completely transformed or significantly changed by 2030.

A November 2014 Moody's report found that "a proactive regulatory response to distributed generation is credit positive as it gives utilities improved rate designs and helps in the long-term planning for their infrastructure." Navigant Research also suggests utilities be proactive, noting that, "Utilities that proactively engage with their customers to accommodate distributed generation - and even participate in the market themselves - limit their risk and stand to benefit the most." Electric power companies already capitalizing on providing distributed solar generation and energy efficiency services to customers include NRG Energy and Green Mountain Power.

Duke Energy recognizes the importance of supporting policies that encourage the development of clean energy and has taken some initial steps to increase the contribution of distributed energy resources to its generation capacity. However, distributed energy resources and renewables currently account for only a tiny portion of Duke Energy's generation capacity.

Resolved: With board oversight, assess how Duke Energy is adapting (or could adapt) its business model to significantly increase deployment of distributed low-carbon electricity resources as a means to reduce societal greenhouse gas emissions and protect shareholder value, and report to shareholders (at reasonable cost and omitting proprietary information) by September 2016.

Supporting Statement: We recommend Duke Energy assess revenue models for significantly increased deployment of distributed low-carbon electricity resources for commercial, industrial and residential customers including, but not limited to: customer-sited solar, community solar, energy efficiency, energy storage, demand response, electric car charging stations and / or other applicable resources to be determined by management.

EXHIBIT B

Denise L. Nappier
Treasurer

State of Connecticut
Office of the Treasurer

Richard D. Gray
Deputy Treasurer

November 23, 2015

Ms. Julie S. Janson
Corporate Secretary
Duke Energy
P.O. Box 1321
Charlotte, North Carolina 28201-1321

Dear Ms. Janson,

Submitted herewith is a shareholder resolution on behalf of Connecticut Retirement Plans and Trust Funds (CRPTF) for consideration and action by shareholders at the next annual meeting of Duke Energy.

We are submitting this resolution at this time in order to meet the filing deadline of November 25, 2015. We appreciate the company's commitment to discuss with us the issues raised in this resolution, and the initial discussions we have had with Brian Savoy and Nancy Wright. We are in the process of scheduling further dialogue and we are committed to work toward a successful conclusion with an agreement that Duke will issue the report requested in our resolution – and we would withdraw the resolution at that time.

As the principal fiduciary of the CRPTF, I hereby certify that the CRPTF has held the mandatory minimum number of shares for the past year. Furthermore, as of November 18, 2015, the CRPTF held 121,831 shares of Duke Energy stock valued at approximately $8,187,043. The CRPTF will continue to hold the requisite numbers of shares of Duke Energy through the date of the 2016 annual meeting.

If you have any questions or comments concerning this resolution, please contact Donald Kirshbaum at donald.kirshbaum.@ct.gov or at 860-702-3151.

Sincerely

Denise L. Nappier
State Treasurer

Duke Energy – Business Model

WHEREAS:

Electric Utilities are facing unprecedented challenges to their business model due to increased alternative sources of electric power, and increased energy efficiency which is reducing demand for centrally generated electricity – and these trends are accelerating.

Distributed generation of electricity is expanding. Residential rooftop solar is expanding rapidly as costs for solar panels decrease and companies such as Solar City and First Solar are expanding their businesses. More energy efficient heating and cooling and energy efficient household appliances are further reducing electricity consumption.

Major corporations such as Apple, Google, Wal-Mart, Proctor and Gamble, and IKEA are aggressively increasing their production and use of renewable energy and reducing the electricity they are purchasing from electric utilities. They and many other companies are reducing their electricity consumption through improved energy efficiency as well. To address the threat of climate change more than half of Fortune 100 companies have set renewable energy or greenhouse gas reduction goals.

Non-utility companies are entering the market of providing energy efficiency services. Google recently purchased Nest, which provides products and services to reduce residential electricity use. Comcast now provides an EsoSaver service to help customers save money on energy bills. General Electric has created a new company Current, which will focus on providing products and services in energy efficiency, renewable generation and storage to large customers like hospitals, universities, retail stores and cities.

According to a PwC report: "In defining future business models, utilities need to understand and challenge their company's purpose and positioning in tomorrow's markets. In the past, operating an integrated utility from generation through customer supply was well understood. Now, unbundling opportunities are extending deeper into the value chain and enabling greater participation by specialists. As a result, electric companies will need to rethink not just their roles and business models, but also their service and product offerings and approaches to customer engagement."

Shareholders of Duke Energy are concerned about the accelerating impact of distributed energy generation, and energy efficiency and how it may affect our company's revenue. They are also concerned that our company's generating facilities – both current and planned – may not be able to be used to full capacity in the future due to decreased demand. This has the potential to significantly adversely impact shareholder value.

Shareholders are also concerned that business opportunities for our company – both in distributed generation and in energy efficiency – are facing competition from major national corporations, and this trend may expand.

Resolved: Shareholders request that a committee of the Board of Directors oversee a study of the potential future impact of changes in the electric utility industry, and prepare a report to shareholders which includes the company's plan on how to meet these challenges and protect shareholder value. The report to shareholders should be prepared at reasonable cost, omitting proprietary information, and be completed by September 1st, 2016.